Exhibit 99.2

West Fraser Timber Co. Ltd.
Consolidated Financial Statements
December 31, 2021 and 2020

Exhibit 99.2

RESPONSIBILITY OF MANAGEMENT
The management of West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is responsible for the preparation, integrity, objectivity and reliability of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include amounts that represent the best estimates and judgments of management.
We maintain a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded with appropriate authorization and financial records are accurate and reliable.
Our independent auditor, which is appointed by the shareholders upon the recommendation of the Audit Committee and the Board of Directors, has completed its audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and its report follows.
The Board of Directors provides oversight to the financial reporting process through its Audit Committee, which is comprised of five Directors, none of whom is an officer or employee of West Fraser. The Audit Committee meets regularly with representatives of management and of the auditor to review the consolidated financial statements and matters relating to the audit. The auditor has full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

/s/ Raymond Ferris	/s/ Chris Virostek
Raymond Ferris	Chris Virostek
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer
February 15, 2022

Exhibit 99.2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020 and January 1, 2020, and the related consolidated statements of earnings and comprehensive earnings, changes in shareholders’ equity and cash flows for the years ended December 31, 2021 and 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and January 1, 2020, and its financial performance and its cash flows for the years ended December 31, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 of the consolidated financial statements, during 2021, the Company changed its presentation currency from Canadian dollars to United States dollars.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of acquired customer relationship intangible and property, plant and equipment as a result of the acquisition of Norbord Inc.

As described in Note 3 to the consolidated financial statements, the Company acquired all the outstanding shares of Norbord Inc. (“Norbord”) for total consideration of $3.5 billion on February 1, 2021. Management accounted for the acquisition as a business combination using the acquisition method. Under this method, identifiable assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. As a result, management recorded $470 million and $2.1 billion related to the fair values of the acquired customer relationship intangible and property, plant and equipment, respectively. To determine the fair values, management used the multi-period excess

Exhibit 99.2
earnings method for the customer relationship intangible and a combination of the market comparison and cost techniques for the property, plant and equipment. Management applied significant judgment in estimating the fair value of the customer relationship intangible when applying the multi-period excess earnings method, which involved the use of key assumptions with respect to forecasted revenues, customer attrition rates, operating margins, and the discount rate. Management also applied significant judgment in estimating the fair value of property, plant and equipment when applying the cost technique, which involved the use of key assumptions with respect to the property, plant and equipment’s estimated useful lives and their replacement cost, which includes adjustments for physical deterioration and functional and economic obsolescence at the date of acquisition.

The principal considerations for our determination that performing procedures relating to the valuation of the customer relationship intangible and property, plant and equipment as a result of the acquisition of Norbord is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of the customer relationship intangible and property, plant and equipment acquired due to the significant judgment required by management when developing these estimates; (ii) the significant audit effort in evaluating the key assumptions related to forecasted revenues, customer attrition rates, operating margins and the discount rate in relation to the customer relationship intangible, as well as the property, plant and equipment’s estimated useful lives and their replacement cost, which includes adjustments for physical deterioration and functional and economic obsolescence at the date of acquisition; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the purchase agreement and (ii) testing management’s processes for estimating the fair values of the customer relationship intangible and property, plant and equipment. Testing management’s processes included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data used in the models and evaluating the reasonableness of the key assumptions used by management in determining these fair values. Evaluating the reasonableness of forecasted revenues, customer attrition rates and operating margins involved considering the past performance of Norbord, as well as economic and industry forecasts. Professionals with specialized skill and knowledge were also used to assist in the evaluation of management’s use of the multi-period excess earnings method and certain key assumptions, including customer attrition rates and the discount rate in relation to the customer relationship intangible. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s use of the market comparison and cost techniques and certain key assumptions including the property, plant and equipment’s estimated useful lives and their replacement cost including the adjustments for physical deterioration and functional and economic obsolescence used by management when applying the cost technique.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada
February 15, 2022

We have served as the Company's auditor since 1973.

Exhibit 99.2
West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
As at December 31, 2021 and 2020 and January 1, 2020
(in millions of United States dollars, except where indicated)

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020

Assets

Current assets
Cash and short-term investments (note 4)	$1,568	$461	$12
Receivables (note 22)	508	277	199
Income taxes receivable	42	8	104
Inventories (note 5)	1,061	578	561
Prepaid expenses	38	12	7
	3,217	1,336	883
Property, plant and equipment (note 6)	4,100	1,657	1,648
Timber licences (note 7)	368	372	380
Goodwill and other intangible assets (note 8)	2,440	591	594
Export duty deposits (note 25)	242	178	61
Other assets (note 9)	58	35	20
Deferred income tax assets (note 18)	8	9	8
	$10,433	$4,178	$3,594

Liabilities

Current liabilities
Cheques issued in excess of funds on deposit	$—	$—	$12
Operating loans (note 12)	—	—	288
Payables and accrued liabilities (note 10)	848	389	305
Current portion of long-term debt (note 12)	—	7	7
Current portion of reforestation and decommissioning obligations (note 11)	46	34	32
Income taxes payable	312	98	—
	1,206	528	644
Long-term debt (note 12)	499	500	500
Other liabilities (note 11)	360	408	350
Deferred income tax liabilities (note 18)	712	264	195
	2,777	1,700	1,689

Shareholders’ Equity

Share capital (note 14)	3,402	481	480
Retained earnings	4,503	2,237	1,697
Accumulated other comprehensive earnings	(249)	(240)	(272)
	7,656	2,478	1,905
	$10,433	$4,178	$3,594
Approved by the Board of Directors

/s/ Reid Carter	/s/ Robert L. Phillips
Reid Carter	Robert L. Phillips
Director	Lead Director

Exhibit 99.2
West Fraser Timber Co. Ltd.
Consolidated Statements of Earnings and Comprehensive Earnings
For the years ended December 31, 2021 and 2020
(in millions of United States dollars, except where indicated)

		Currency remeasurement
	2021	2020

Sales	$10,518	$4,373

Costs and expenses
Cost of products sold	4,645	2,559
Freight and other distribution costs	846	529
Export duties, net (note 25)	146	57
Amortization	584	203
Selling, general and administration	312	185
Equity-based compensation (note 15)	40	9
	6,573	3,542

Operating earnings	3,945	831

Finance expense, net (note 16)	(45)	(27)
Other (note 17)	(2)	(14)
Earnings before tax	3,898	790
Tax provision (note 18)	(951)	(202)
Earnings	$2,947	$588

Earnings per share (dollars) (note 20)
Basic	$27.03	$8.56
Diluted	$27.03	$8.56

Comprehensive earnings
Earnings	$2,947	$588
Other comprehensive earnings
Items that may be reclassified to earnings
Translation loss on operations with different functional currency	(9)	—
Items that will not be reclassified to earnings
Translation effect on change in reporting currency	—	32
Actuarial gain (loss) on retirement benefits, net of tax (note 13)	153	(7)
	144	25
Comprehensive earnings	$3,091	$613

Exhibit 99.2
West Fraser Timber Co. Ltd.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2021 and 2020
(in millions of United States dollars, except where indicated)

	Share Capital		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Earnings	Total Equity
	Number of shares	Amount

Balance at January 1, 2020 (currency remeasurement)	68,662,767	$480	$—	$1,697	$(272)	$1,905
Earnings for the year	—	—	—	588	—	588
Other comprehensive earnings:
Translation effect on change in reporting currency	—	—	—	—	32	32
Actuarial loss on retirement benefits, net of tax	—	—	—	(7)	—	(7)
Issuance of Common shares (note 14)	15,855	1	—	—	—	1
Dividends declared[1]	—	—	—	(41)	—	(41)
Balance at December 31, 2020 (currency remeasurement)	68,678,622	$481	$—	$2,237	$(240)	$2,478
Earnings for the year	—	—	—	2,947	—	2,947
Other comprehensive earnings:
Translation loss on operations with different functional currency	—	—	—	—	(9)	(9)
Actuarial gain on retirement benefits, net of tax	—	—	—	153	—	153
Acquired equity-settled share option plan (note 15)	—	—	14	—	—	14
Equity-settled share option expense	—	—	1	—	—	1
Conversion of equity-settled share option plan to cash-settled (note 15)	—	—	(15)	—	—	(15)
Issuance of Common shares (note 14)	54,618,586	3,491	—	—	—	3,491
Repurchase of Common shares for cancellation	(17,368,474)	(570)	—	(749)	—	(1,319)
Dividends declared[1]	—	—	—	(85)	—	(85)
Balance at December 31, 2021	105,928,734	$3,402	$—	$4,503	$(249)	$7,656
1.Represents cash dividends declared of CAD$0.80 per share during the year ended December 31, 2020. Cash dividends declared during the year ended December 31, 2021 comprised of CAD$0.70 per share in aggregate for the first three quarters and USD$0.20 per share for the fourth quarter.

Exhibit 99.2
West Fraser Timber Co. Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(in millions of United States dollars, except where indicated)

		Currency remeasurement
	2021	2020
Cash provided by operations
Earnings	$2,947	$588
Adjustments
Amortization	584	203
Finance expense	45	27
Export duty deposits (note 25)	(55)	(104)
Export duty payable (note 25)	69	—
Retirement benefit expense	111	74
Contributions to retirement benefit plans	(77)	(49)
Tax provision	951	202
Income taxes (paid) received	(946)	41
Other	(8)	4
Changes in non-cash working capital
Receivables	5	(78)
Inventories	(139)	(14)
Prepaid expenses	(14)	(5)
Payables and accrued liabilities	79	79
	3,552	968
Cash used for financing
Repayment of long-term debt (note 12)	(667)	—
Repayment of operating loans	—	(280)
Finance expense paid	(37)	(30)
Make-whole premium paid (note 12)	(60)	—
Financing fees paid	(4)	—
Repurchase of Common shares for cancellation (note 14)	(1,319)	—
Issuance of Common shares (note 14)	7	—
Dividends paid	(75)	(41)
Other	(9)	(2)
	(2,164)	(353)
Cash used for investing
Acquired cash and short-term investments from Norbord Acquisition[1]	642	—
Angelina Acquisition, net of cash acquired (note 3)	(302)	—
Additions to capital assets[2]	(635)	(180)
Other	9	14
	(286)	(166)
Change in cash	1,102	449
Foreign exchange effect on cash	5	12
Cash - beginning of year	461	—
Cash - end of year	$1,568	$461
1.The Norbord Acquisition (note 3) was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow results.
2.Capital assets are comprised of property, plant and equipment, timber licenses, and intangible assets. Additions to capital assets include $276 million relating to the asset acquisition of the idled OSB mill near Allendale, South Carolina.

Exhibit 99.2
West Fraser Timber Co. Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(figures are in millions of United States dollars, except where indicated)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved by our Board of Directors on February 15, 2022.

Our consolidated financial statements have been prepared under the historical cost basis, except for certain items as discussed in the applicable accounting policies.
Change in functional and reporting currency

Determination of functional currency may involve certain judgments to determine the primary economic environment. We reconsider the functional currency of our entities if there is a change in events and conditions which determine the primary economic environment. We have determined that, as a result of the acquisition of Norbord Inc. (the “Norbord Acquisition”), the functional currency of our Canadian operations has changed from Canadian dollars (“CAD” or “CAD$”) to United States dollars (“USD” or “US$”). We considered a variety of factors when making this decision, the most significant being an increase in the level of sales made in USD, a portion of operating expenses being incurred in USD, and increased levels of USD financing.

Concurrent with the change in functional currency, we also changed our reporting currency from CAD to USD. This change in reporting currency is to better reflect our business activities, following the increased presence in the U.S. as a result of the Norbord Acquisition and in connection with the listing of West Fraser’s common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

As at and for the year ended December 31, 2020 and all prior periods, our functional and reporting currency was CAD as described in our audited annual consolidated financial statements. The currency remeasurement of our results applied the IAS 21 transitional rules.

To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into USD at the closing exchange rate on December 31, 2020 and December 31, 2019 respectively, as listed below. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020 was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into USD at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into USD at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

Exhibit 99.2

The exchange rates used to reflect the change in reporting currency were as follows:

CAD - USD exchange rate	Q1-20	Q2-20	Q3-20	Q4-20	Q4-19
Closing rate	0.7049	0.7338	0.7497	0.7854	0.7699
Average rate	0.7443	0.7221	0.7508	0.7676	n/a
Accounting policies
Accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where an accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.
Basis of consolidation
These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances.

Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to these joint operations.
Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about the significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•Note 2 – Determination of functional currency
•Note 3 – Fair value of PPE and intangible assets acquired in business combinations
•Note 5 – Valuation of inventories
•Note 6 – Recoverability of PPE
•Note 6 – Estimated useful lives of PPE
•Note 8 – Recoverability of goodwill
•Note 11 – Reforestation and decommissioning obligations
•Note 13 – Defined benefit pension plans
•Note 15 – Equity-based compensation
•Note 18 – Income taxes
•Note 25 – CVD and ADD duty dispute
Revenue recognition

Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on individual terms of the sales contract. For most of our sales, control is obtained by the customer when the product is loaded on a common carrier at our mill. Some of our revenue is recognized when the product is delivered to the customer or when it is loaded on an ocean carrier. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.

Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs.

Foreign currency translation effective from February 1, 2021

The consolidated financial statements are presented in USD, which was determined to be the functional currency of our U.S. operations, and the majority of our Canadian operations.

For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as

Exhibit 99.2
Other. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

Our European operations have British pound sterling and Euro functional currencies and our Canadian newsprint operation has a Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive earnings.

Impairment of capital assets

We assess property, plant and equipment, timber licences, and other definite-lived intangibles for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing.

When a triggering event is identified, recoverability of long-lived assets is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal or its value in use.

Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate.

Where an impairment loss for long‑lived assets subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs. Our fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are:

Level 1
Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly.

Level 3
Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

Accounting standards, amendments and interpretations issued but not yet applied

There are no standards or amendments or interpretations to existing standards issued but not yet effective which are expected to have a material impact on our consolidated financial statements.

Exhibit 99.2
3.Business acquisitions

Accounting policies

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments. Transaction costs in connection with business combinations are expensed as incurred.

Valuation techniques utilized

We engaged a valuations expert to assist with the determination of estimated fair value for acquired working capital, property, plant and equipment, and intangible assets.

We applied the market comparison technique and cost technique in determining the fair value of acquired property, plant, and equipment. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost are the asset’s estimated replacement cost at the time of acquisition and estimated useful life.

We applied the multi-period excess earnings method in determining the fair value of the customer relationship intangible recognized in the Norbord Acquisition. The multi-period excess earnings method considers the present value of incremental after-tax cash flows expected to be generated by the customer relationship after deducting contributory asset charges. The key assumptions used in applying the valuation technique include: the forecasted revenues relating to Norbord’s existing customers at the time of acquisition, the forecasted attrition rates relating to these customers, forecasted operating margins, and the discount rate.

Supporting Information
Norbord acquisition
On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Norbord Acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share was based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD-USD exchange rate of 0.7798.
Included in the Norbord Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.

Exhibit 99.2
The Norbord Acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Fair value of West Fraser shares issued	$3,482
Fair value of equity-based compensation instruments	24
$3,506

Fair value of net assets acquired:
Cash and short-term investments	$642
Accounts receivable	232
Inventories	334
Prepaid expenses	12
Property, plant and equipment	2,088
Timber licenses	10
Other non-current assets	6
Other intangibles	17
Customer relationship intangible	470
Goodwill	1,339
Payables and accrued liabilities	(301)
Income tax payable	(155)
Current portion of reforestation and decommissioning obligations	(2)
Long-term debt	(720)
Other non-current liabilities	(36)
Deferred income tax liabilities	(430)
$3,506

Balances that required significant fair value adjustments for purchase price accounting included inventory, property, plant and equipment, and customer relationship intangibles. The resulting goodwill and deferred income tax liabilities were also significant.
Factors contributing to goodwill include the Norbord workforce and assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Norbord Acquisition also provides increased scale and geographic diversification of manufacturing and markets. The goodwill of $1,339 million is not deductible for tax purposes.
Acquisition costs of $17 million have been expensed in selling, general and administration.
Angelina Forest Products acquisition
On December 1, 2021, we acquired the Angelina Forest Products (“Angelina Acquisition” or “Angelina”) lumber mill located in Lufkin, Texas for preliminary cash consideration of $310 million. This acquisition has been accounted for as an

Exhibit 99.2
acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration[1]	$310

Preliminary fair value of net assets acquired:
Cash	$8
Accounts receivable	7
Inventories	11
Property, plant and equipment	213
Goodwill	78
Payables and accrued liabilities	(7)
$310
1.A net outflow comprising the cash consideration of $310 million net of cash acquired of $8 million is presented in the consolidated statements of cash flows.
Purchase consideration is preliminary as at December 31, 2021, subject to finalization of certain post-close working capital adjustments. Our valuation of property, plant and equipment and intangibles remains preliminary as at December 31, 2021.

Factors contributing to goodwill include the Angelina workforce and assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The goodwill of $78 million is deductible for tax purposes.

We have incorporated the mill into our Lumber segment. Acquisition costs were nominal and have been expensed in selling, general, and administration.

Financial Results
The following tables represent the actual results of Norbord and Angelina included in our statement of earnings and the proforma results of operations for the year ended December 31, 2021. The proforma results assume the Norbord Acquisition and the Angelina Acquisition occurred on January 1, 2021, and that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on January 1, 2021.

Results Attributable to Acquired Businesses ($ millions)	Norbord Results for February 1 to December 31, 2021[1,3]	Angelina Results for December 1 to December 31, 2021[2,3]	Total
Sales	$4,175	$15	$4,190
Operating earnings	1,915	1	1,916
Earnings	1,427	1	1,428
1.Represents the results of the Norbord operations since the acquisition date that are included in our results.
2.Represents the results of the Angelina operations since the acquisition date that are included in our results.
3.Operating earnings and earnings Include purchase price accounting impacts of $93 million expense and $2 million expense for the one-time inventory adjustments in cost of products sold relating to the Norbord Acquisition and Angelina Acquisition, respectively.

Proforma 2021 Results ($ millions)	West Fraser Actual Results[2] 2021	Norbord Proforma Results[1] Jan-21	Angelina Proforma Results[1] Jan-21 to Nov-21	West Fraser Proforma Results[1,2] 2021
Sales	$10,518	$277	$163	$10,958
Operating earnings	3,945	115	61	4,121
Earnings	2,947	86	57	3,090
1.These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma YTD-21 presents West Fraser’s results as if the Norbord Acquisition and Angelina Acquisition were completed on January 1, 2021.
2.Operating earnings and earnings include purchase price accounting impacts of $93 million expense and $2 million expense for the one-time inventory adjustments in cost of products sold relating to the Norbord Acquisition and Angelina Acquisition, respectively.

Exhibit 99.2
4.Cash and short-term investments
Accounting policies

Cash and short‑term investments consist of cash on deposit and short‑term interest-bearing securities maturing within three months of the date of purchase.

Supporting information

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Cash	$847	$434	$10
Short-term investments	721	27	2
	$1,568	$461	$12
5.Inventories
Accounting policies

Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead.
Supporting information

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Manufactured products	$448	$270	$263
Logs and other raw materials	403	189	173
Processing materials and supplies	210	119	125
	$1,061	$578	$561
Inventories at December 31, 2021 were subject to a valuation reserve of $6 million (December 31, 2020 - $2 million; January 1, 2020 - $30 million) to reflect net realizable value being lower than cost.
The carrying amount of inventory recorded at net realizable value was $42 million at December 31, 2021 (December 31, 2020 - $21 million; January 1, 2020 - $140 million), with the remaining inventory recorded at cost.
6.Property, plant and equipment
Accounting policies
Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings.
Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 25 years
Fixtures, mobile and other equipment	2 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	1 - 2 years

Exhibit 99.2
Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment, and depreciation commences.
Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at January 1, 2020 (currency remeasurement)	$1,435	$141	$39	$33	$1,648
Additions	117	47	10	—	174
Amortization[1]	(165)	—	(13)	—	(178)
Foreign exchange	13	—	1	—	14
Disposals	(1)	—	—	—	(1)
Transfers	50	(50)	—	—	—
As at December 31, 2020 (currency remeasurement)	$1,449	$138	$37	$33	$1,657

As at December 31, 2020 (currency remeasurement)
Cost	$3,738	$138	$132	$39	$4,047
Accumulated amortization	(2,289)	—	(95)	(6)	(2,390)
Net	$1,449	$138	$37	$33	$1,657

As at December 31, 2020 (currency remeasurement)	$1,449	$138	$37	$33	$1,657
Acquisitions (note 3)	2,163	118	—	20	2,301
Additions[2]	472	173	17	3	665
Amortization[1]	(497)	—	(13)	—	(510)
Foreign exchange	(8)	(1)	—	—	(9)
Disposals	(4)	—	—	—	(4)
Transfers	176	(176)	—	—	—
As at December 31, 2021	$3,751	$252	$41	$56	$4,100

As at December 31, 2021
Cost	$6,500	$252	$140	$62	$6,954
Accumulated amortization	(2,749)	—	(99)	(6)	(2,854)
Net	$3,751	$252	$41	$56	$4,100
1.Amortization of $506 million relates to cost of products sold and $4 million relates to selling, general and administration expense (2020 - $175 million and $3 million, respectively).
2.Manufacturing plant, equipment and machinery includes $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
7.Timber licences
Accounting policies
Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licenses are amortized on a straight-line basis over their estimated useful lives of 40 years.

Exhibit 99.2
Supporting information

Timber licences
As at January 1, 2020 (currency remeasurement)	$380
Amortization[1]	(15)
Foreign exchange	7
As at December 31, 2020 (currency remeasurement)	$372

As at December 31, 2020 (currency remeasurement)
Cost	$629
Accumulated amortization	(257)
Net	$372

As at December 31, 2020 (currency remeasurement)	$372
Acquisitions (note 3)	10
Additions	2
Amortization[1]	(16)
As at December 31, 2021	$368

As at December 31, 2021
Cost	$641
Accumulated amortization	(273)
Net	$368
1.Amortization relates to cost of products sold.
8.Goodwill and other intangibles
Accounting policies

Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment, or more frequently if an indicator of impairment is identified.

The customer relationship intangible asset relates to the Norbord Acquisition and is amortized straight-line over 10 years.
Other intangibles are recorded at historical cost less accumulated amortization and impairments. Other intangibles include software which is amortized over periods of up to five years and non‑replaceable finite term timber rights which are amortized as the related timber volumes are logged.

Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally.

Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal or its value in use.

An impairment write down is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.

Exhibit 99.2
Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total
As at January 1, 2020 (currency remeasurement)	$554	$—	$40	$594
Additions	—	—	2	2
Amortization[1]	—	—	(10)	(10)
Foreign exchange	5	—	—	5
As at December 31, 2020 (currency remeasurement)	$559	$—	$32	$591

As at December 31, 2020 (currency remeasurement)
Cost	$559	$—	$62	$621
Accumulated amortization	—	—	(30)	(30)
Net	$559	$—	$32	$591

As at December 31, 2020 (currency remeasurement)	$559	$—	$32	$591
Acquisitions (note 3)	1,417	470	17	1,904
Additions	—	—	7	7
Amortization[1]	—	(43)	(15)	(58)
Foreign exchange	(1)	(1)	—	(2)
Disposals	—	—	(2)	(2)
As at December 31, 2021	$1,975	$426	$39	$2,440

As at December 31, 2021
Cost	$1,975	$469	$79	$2,523
Accumulated amortization	—	(43)	(40)	(83)
Net	$1,975	$426	$39	$2,440
1.Amortization of $1 million relates to cost of products sold and $57 million relates to selling, general and administration expense (2020 - $2 million and $8 million, respectively).
Goodwill

For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Canadian lumber	$171	$171	$167
US lumber	429	352	352
North America EWP[1]	1,280	36	35
Europe EWP	95	—	—
Total	$1,975	$559	$554
1.Prior to the Norbord Acquisition, the goodwill balances related to a CGU group comprised of our plywood and LVL operations.

The recoverable amounts of the above CGU groups were determined based on their value in use. Cash flow forecasts were based on internal estimates for 2022 and estimated mid-cycle earnings for subsequent years. Key assumptions include production volume, product pricing, raw material input cost, production cost, and discount rate. Key assumptions were determined using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices as well as third-party analyst projections of long-term product pricing. Pre-tax discount rates used ranged from 11.3% to 13.1%.

The estimated recoverable amounts of the CGU groups exceeded their respective carrying amounts and as such, no impairment losses were recognized for the year ended December 31, 2021 (2020 - nil).

Exhibit 99.2

9.Other assets

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Retirement assets (note 13)	$27	$5	$4
Other	31	30	16
	$58	$35	$20
10.Payables and accrued liabilities

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Trade accounts	$411	$198	$160
Accruals on capital spending	52	15	19
Customer rebates accruals	51	3	5
Equity-based compensation (note 15)	69	52	25
Compensation	172	61	42
Export duties (note 25)	11	13	14
Dividends	21	11	11
Interest	4	4	4
Lease obligation - current portion	11	2	—
Accrued sales and city taxes	26	10	8
Other	20	20	17
	$848	$389	$305
11.Other liabilities

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Retirement liabilities (note 13)	$168	$295	$242
Long-term portion of reforestation	59	58	57
Long-term portion of decommissioning	25	24	24
Export duties (note 25)	69	—	—
Interest swap contracts (note 12)	1	6	2
Other	38	25	25
	$360	$408	$350
Reforestation and decommissioning obligations
Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.
Accounting policies
Reforestation obligations are measured at the present value of the expenditures expected to be required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. The reforestation obligation is reviewed at least annually, and changes to estimates are credited or charged to earnings.

Exhibit 99.2

We record a liability for decommissioning obligations, such as landfill closures, in the period a reasonable estimate can be made. The liability is determined using estimated closure costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Decommissioning obligations are reviewed annually and changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date and accreted over time through periodic charges to earnings. The liabilities are reduced by actual costs of settlement.
Supporting information

	Reforestation		Decommissioning
		Currency remeasurement		Currency remeasurement
	2021	2020	2021	2020
Beginning of year	$88	$88	$28	$24
Norbord Acquisition (note 3)	5	—	—	—
Liabilities recognized	39	40	—	2
Liabilities settled	(49)	(43)	(1)	(2)
Change in estimates	14	1	5	4
Foreign exchange	—	2	1	—
End of year	97	88	33	28
Less: current portion	(38)	(30)	(8)	(4)
	$59	$58	$25	$24
The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $133 million (December 31, 2020 - $119 million; January 1, 2020 - $122 million). The cash flows have been discounted using interest rates ranging from 0.95% to 1.25% (2020 - 0.20% to 0.39%).
The timing of the reforestation payments is based on the estimated period required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.
12.Operating loans and long-term debt
Accounting policies
Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.
Supporting information
Operating loans

On February 1, 2021, concurrent with the closing of the Norbord Acquisition, we completed various administrative amendments to our CAD$850 million committed revolving credit facility and our US$200 million term loan. The CAD$150 million committed revolving credit facility was also replaced with a US$450 million committed revolving credit facility due April 2024 on substantially the same terms.
On July 28, 2021, we completed an amendment to our revolving credit facilities. Our CAD$850 million and US$450 million revolving credit facilities were combined into a single US$1 billion committed revolving credit facility with a five-year term. There were no other significant changes to the terms or conditions of the credit facilities.

Exhibit 99.2
As at December 31, 2021, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, a $25 million demand line of credit dedicated to our U.S. operations and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at December 31, 2021, our revolving credit facilities were undrawn (December 31, 2020 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2020 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option. At January 1, 2020, $288 million (net of deferred financing costs of $2 million) was drawn under our revolving credit facilities.

In addition, we have credit facilities totalling $137 million (December 31, 2020 - $101 million; January 1, 2020 - $69 million) dedicated to letters of credit. Letters of credit in the amount of $65 million (December 31, 2020 - $50 million; January 1, 2020 - $47 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
As at December 31, 2021, we were in compliance with the requirements of our credit facilities.
Long-term debt

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Senior notes due October 2024; interest at 4.35%	$300	$300	$300
Term loan due August 2024; floating interest rate	200	200	200
Note payable due March 2021; interest at 2%	—	7	7
Notes payable	1	2	3
	501	509	510
Less: deferred financing costs	(2)	(2)	(3)
Less: current portion	—	(7)	(7)
	$499	$500	$500
As part of the Norbord Acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25% and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%. The purchase price fair value adjustment resulted in an increase of $55 million for these notes. On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem the remaining 2023 Notes, which redemption occurred on June 7, 2021. After the completion of the redemptions of the 2023 Notes and the 2027 Notes, the principal value of long-term debt was reduced by $665 million from the date of the Norbord Acquisition. An additional make-whole premium of $60 million was paid on redemption resulting in a $5 million loss on settlement of the debt recorded within finance expense as the carrying value of $720 million was derecognized.
Required principal repayments are disclosed in note 22.
Interest rate swap contracts
At December 31, 2021, we had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These interest rate swap agreements fix the interest rate on the $200 million term loan floating rate debt disclosed in the long-term debt table above. These agreements terminate in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other. The fair value of the interest rate swap contracts at December 31, 2021 was a liability of $1 million (December 31,

Exhibit 99.2
2020 - liability of $6 million; January 1, 2020 - liability of $2 million). The 2021 impact of the change in fair value of these contracts was a $6 million gain (2020 - $4 million loss).
13.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The defined benefit pension plans are operated in Canada, the U.S., and Europe under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of the plans, including investment and contribution decisions, resides with our Retirement Committees which report to the Human Resources & Compensation Committee of the Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.
Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by a defined contribution scheme.
Accounting policies
We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.
The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity through other comprehensive earnings in the period in which they arise.
Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is classified as finance expense.
A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount.
For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.
Supporting information
The actual return on plan assets for 2021 was a gain of $132 million (2020 - $69 million). The total pension expense for the defined benefit pension plans was $89 million (2020 - $68 million). In 2021, we made contributions to our defined benefit pension plans of $46 million (2020 - $35 million). We expect to make cash contributions of approximately $47 million to our defined benefit pension plans during 2022 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2021 (2020 - $1 million).
In 2021, we entered into annuity purchase agreements to settle $215 million of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchase and the liabilities held for these pension plans was reflected as a settlement cost in Other.

Exhibit 99.2
The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
		Currency remeasurement		Currency remeasurement
	2021	2020	2021	2020
Accrued benefit obligations
Benefit obligations - opening	$1,443	$1,277	$28	$27
Norbord Acquisition (note 3)	165	—	1	—
Service cost	68	59	—	—
Finance cost on obligation	43	38	1	1
Benefits paid	(54)	(38)	(1)	(1)
Actuarial (gain) loss due to change in financial assumptions	(101)	47	(2)	1
Actuarial (gain) loss due to demography/experience	(2)	(1)	(4)	—
Settlement	(215)	1	—	—
Foreign exchange[1]	8	60	—	—
Benefit obligations - ending	$1,355	$1,443	$23	$28
Plan assets
Plan assets - opening	$1,181	$1,067	$—	$—
Norbord Acquisition (note 3)	155	—	—	—
Finance income on plan assets	36	31	—	—
Actual return on plan assets, net of finance income	96	38	—	—
Employer contributions	46	35	1	1
Benefits paid	(54)	(38)	(1)	(1)
Settlement	(227)	—	—	—
Other	(3)	—	—	—
Foreign exchange[1]	9	48	—	—
Plan assets - ending	$1,239	$1,181	$—	$—

Funded status[2]
Retirement assets	$29	$5	$—	$—
Impact of minimum funding requirement[3]	(2)	—	—	—
Retirement assets (note 9)	$27	$5	$—	$—
Retirement liabilities (note 11)	(145)	(267)	(23)	(28)
	$(118)	$(262)	$(23)	$(28)
1.Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans from their functional currencies to U.S. dollars.
2.Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on the consolidated balance sheets. Other retirement benefit plans continue to be unfunded.
3.Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

Exhibit 99.2

	Defined benefit pension plans		Other retirement benefit plans
		Currency remeasurement		Currency remeasurement
	2021	2020	2021	2020
Expense
Service cost	$68	$59	$—	$—
Administration fees	2	1	—	—
Settlement	12	1	—	—
Net finance expense	7	7	1	1
	$89	$68	$1	$1
Assumptions and sensitivities
At December 31, 2021, the weighted average duration of the defined benefit pension obligations is 20 years (December 31, 2020 - 19 years). The projected future benefit payments for the defined benefit pension plans at December 31, 2021 are as follows:

	2022	2023	2024 to 2026	Thereafter	Total
Defined benefit pension plans	$40	$39	$130	$2,159	$2,368
Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists.
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2021	2020	2021	2020
Benefit obligations:
Discount rate	3.03%	2.69%	3.08%	2.70%
Future compensation rate increase	3.60%	3.65%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	2.69%	3.00%	2.70%	3.00%
Future compensation rate increase	3.65%	3.50%	n/a	n/a
Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis. The actuarial assumptions for extended health-care costs are estimated to increase 6.25% in year one, grading down by 0.25% per year for years two to seven, to 4.50% per year thereafter.
The impact of a change in these assumptions on our retirement obligations as at December 31, 2021 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(123)	$140
Compensation rate - 0.50% change	$27	$(22)
The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities.

Exhibit 99.2
Plan Assets
The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2021	2020
Canadian equities	2% - 30%	16%	22%
Foreign equities	15% - 57%	39%	38%
Fixed income investments	20% - 55%	33%	33%
Other investments	0% - 34%	12%	7%
		100%	100%
Risk management practices
We are exposed to various risks related to our defined benefit pension and other retirement benefit plans:
•Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy.
•Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.
•Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.
Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:
•Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).
•Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.
•Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.
Defined contribution plans
The total pension expense and funding contributions for the defined contribution pension plans for 2021 was $29 million (2020 - $13 million).
14.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value

Exhibit 99.2
Issued

	2021		2020		January 1, 2020
				Currency remeasurement		Currency remeasurement
	Number	Amount	Number	Amount	Number	Amount
Common	103,647,256	$3,402	66,397,144	$481	66,381,289	$480
Class B Common	2,281,478	—	2,281,478	—	2,281,478	—
Total Common	105,928,734	$3,402	68,678,622	$481	68,662,767	$480
As part of the Norbord Acquisition, we issued 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share was based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD-USD exchange rate of 0.7798.
For the year ended December 31, 2021, we issued 131,452 Common shares under our share option plans (2020 - 1,000 Common shares) and 2,946 Common shares under our employee share purchase plan (2020 - 14,855 Common shares).
Rights and restrictions of Common shares
Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
On February 1, 2021, West Fraser listed its Common shares on the NYSE and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.
Share repurchases
On February 17, 2021, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. On June 11, 2021, we amended our NCIB, allowing us to acquire an additional 3,538,470 Common shares for an aggregate of 9,582,470 Common shares. For the year ended December 31, 2021, we repurchased 7,059,196 Common shares at an average price of US$74.60 (CAD$92.79) per share under this NCIB.
On August 20, 2021, we completed a substantial issuer bid pursuant to which we purchased for cancellation a total of 10,309,278 common shares at a price of CAD$97.00 (US$76.84) per Common share for an aggregate purchase price of CAD$1.0 billion.
15.Equity-based compensation
We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. We have partially hedged our exposure under these plans with an equity derivative contract. The equity derivative contract matured in December 2021 and was closed out. The equity-based compensation expense included in the consolidated statement of earnings for the year ended December 31, 2021 was $40 million (2020 - $9 million).
Accounting policies
We estimate the fair value of outstanding share options using the Black-Scholes valuation model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting expense or recovery, over the related vesting period, through a charge or recovery to earnings.
From time to time, we enter into equity derivative contracts to provide a partial offset to our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. These derivatives are fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation. If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.

Exhibit 99.2
Supporting information
Share option plan
Under our share option plan, officers and employees may be granted options to purchase up to 8,295,940 Common shares, of which 1,025,337 remain available for issuance. This includes the 1,000,000 increase in Common shares that may be issued on the exercise of options that was approved by our shareholders on January 19, 2021.
Our share option plans include equity-based plans assumed from Norbord as part of the Norbord Acquisition. The assumed Norbord share purchase option plans (“Assumed Option Plans”) were fair valued at the Norbord Acquisition date. From February 1 to April 20, 2021, the Assumed Option Plans were accounted for as equity-settled plans. On April 20, 2021, our board of directors approved a change to allow the Assumed Option Plans holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plan on April 20, 2021 and convert from equity-based accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021 onwards resulted in an expense or recovery over the vesting period in the same manner as the rest of our option plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders. No additional options may be offered under the Assumed Option Plans.
The exercise price of a share option is the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at the earlier of the date of retirement or death and 20% per year from the grant date and expire after 10 years. The Assumed Option Plans are similar except the options do not vest upon retirement and instead continue to vest at 20% per year.
In 2021, we have recorded an expense of $47 million (2020 – expense of $20 million) related to the share option plans. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

	2021		2020
	Number	Weighted average price	Number	Weighted average price
		(CAD$)		(CAD$)
Outstanding - beginning of year	1,316,994	$53.64	1,211,137	$51.78
Assumed in Norbord Acquisition (note 3)	887,961	51.85	—	—
Granted	171,975	92.79	160,410	64.53
Exercised	(1,284,284)	46.43	(49,689)	43.45
Expired / Cancelled	(14,806)	92.79	(4,864)	55.74
Outstanding - end of year	1,077,840	$66.64	1,316,994	$53.64
Exercisable - end of year	563,102	$61.50	991,119	$49.58
The following table summarizes information about the share options outstanding and exercisable at December 31, 2021 in Canadian dollars:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
(CAD$)	(number)	(years)	(CAD$)	(number)	(CAD$)
$32.00 - $45.00	105,391	3.7	$40.86	105,391	$40.86
$46.00 - $60.00	344,640	6.0	54.18	200,703	53.90
$61.00 - $75.00	373,454	6.6	68.97	173,956	70.99
$76.00 - $93.00	254,355	8.0	89.97	83,052	86.21
	1,077,840	6.4	$66.64	563,102	$61.50
The weighted average share price at the date of exercise for share options exercised during the year was CAD$100.85 per share (2020 - CAD$69.73 per share).

Exhibit 99.2
The accrued liability related to the share option plan based on a Black-Scholes valuation model was $44 million at December 31, 2021 (December 31, 2020 - $37 million; January 1, 2020 - $17 million). The weighted average fair value of the options used in the calculation was CAD$52.29 per option at December 31, 2021 (December 31, 2020 - CAD$35.74 per option).
The inputs to the option model are as follows:

	2021	2020
Share price on balance sheet date	CAD$120.68	CAD$81.72
Weighted average exercise price	CAD$66.64	CAD$53.64
Expected dividend	CAD$1.01	CAD$0.80
Expected volatility	42.94%	44.52%
Weighted average interest rate	1.11%	0.26%
Weighted average expected remaining life in years	6.44	2.81
The expected dividend on our shares was based on the annualized dividend rate at each period end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.
The intrinsic value of options issued under the share option plan at December 31, 2021 was CAD$33 million (December 31, 2020 - CAD$37 million; January 1, 2020 - CAD$14 million). The intrinsic value is determined based on the difference between the period end share price and the exercise price, multiplied by the sum of the related vested options.
Phantom share unit plan
Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the Common share price over the 20 trading days immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.
We have recorded an expense of $11 million (2020 - $5 million) related to the PSU plan. The number of units outstanding as at December 31, 2021 was 169,385 (December 31, 2020 – 111,262), including performance share units totalling 90,813 (December 31, 2020 – 81,825).
Directors’ deferred share unit plan
We have a DSU plan which provides a structure for directors, who are not employees of the Company, to accumulate an equity-like holding in West Fraser. The DSU plan allows directors to participate in the growth of West Fraser by providing a deferred payment based on the five-day weighted average Common share price at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on our five-day weighted average Common share price at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the five-day weighted average Common share price at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.
We have recorded an expense of $5 million (2020 - $2 million) related to the DSU plan. The number of units outstanding as at December 31, 2021 was 92,120 (December 31, 2020 - 87,294).

Exhibit 99.2
Equity-based compensation hedge
Our equity derivative contract provided an offset for 1,000,000 Common share equivalents against our exposure to fluctuations in equity-based compensation expense from our stock option, PSU and DSU plans. A recovery of $23 million (2020 – recovery of $18 million) is included in equity-based compensation expense related to our equity derivative contract. The equity derivative contract matured in December 2021 and was closed out.
16.Finance expense, net

		Currency remeasurement
	2021	2020
Interest expense	$(48)	$(32)
Interest income on short-term investments (note 4)	2	1
Interest income on duty deposits receivable (note 25)	9	13
Finance expense on employee future benefits	(8)	(9)
	$(45)	$(27)
17.Other

		Currency remeasurement
	2021	2020
Foreign exchange loss	$(5)	$(4)
Settlement loss on defined benefit pension plan annuity purchase (note 13)	(12)	—
Gain (loss) on interest rate swap contracts (note 12)	6	(4)
Other	9	(6)
	$(2)	$(14)
18.Tax provision
Accounting policies
Tax expense for the period is comprised of current and deferred tax. Tax expense is recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.
Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.
Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

Exhibit 99.2
Supporting information
The major components of income tax included in comprehensive earnings are as follows:

		Currency remeasurement
	2021	2020
Earnings:
Current tax	$(977)	$(134)
Deferred tax	26	(68)
Tax provision on earnings	$(951)	$(202)

Other comprehensive earnings:
Deferred tax (provision) recovery on retirement benefit actuarial gain (loss)	$(52)	$2
Tax provision on comprehensive earnings	$(1,003)	$(200)
The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax is as follows:

		Currency remeasurement
	2021	2020
Income tax expense at statutory rate of 27%	$(1,052)	$(213)
Non-taxable amounts	(4)	(5)
Rate differentials between jurisdictions and on specified activities	116	21
Other	(11)	(5)
Tax provision	$(951)	$(202)
Deferred income tax liabilities (assets) are made up of the following components:

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Property, plant, equipment and intangibles	$781	$347	$309
Reforestation and decommissioning obligations	(30)	(28)	(26)
Employee benefits	(64)	(87)	(67)
Export duty deposits	44	46	15
Tax loss carry-forwards[1]	(10)	(14)	(41)
Other	(17)	(9)	(3)
	$704	$255	$187

Represented by:
Deferred income tax assets	$(8)	$(9)	$(8)
Deferred income tax liabilities	712	264	195
	$704	$255	$187
1.Includes $68 million for net operating loss carry-forwards in various jurisdictions and $409 million for U.S. state net operating loss carry-forwards. A portion of these losses expire over various periods starting in 2022. Deferred tax assets for net operating losses and other carry-forward attributes totaling $75 million have not be recognized as at December 31, 2021.
19.Employee compensation
Our employee compensation expense includes salaries and wages, employee future benefits, termination costs and bonuses. Total compensation expense is $1,070 million (2020 - $699 million).

Exhibit 99.2
Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

		Currency remeasurement
	2021	2020
Expense
Salary and short-term employee benefits	$17	$7
Retirement benefits	2	1
Equity-based compensation[1]	36	17
	$55	$25
1.Amounts do not necessarily represent the actual value which will ultimately be paid.

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Payables and accrued liabilities
Compensation	$7	$3	$—
Equity-based compensation[1]	46	32	16
	$53	$35	$16
1.Amounts do not necessarily represent the actual value which will ultimately be paid.
20.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the actual share option expense (recovery) charged to earnings and after deducting a notional charge for share option expense assuming the use of the equity‑settled method, as set out below. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti‑dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

		Currency remeasurement
	2021	2020
Earnings
Basic	$2,947	$588
Share option expense	47	20
Equity-settled share option adjustment	(5)	(2)
Diluted	$2,989	$606

Weighted average number of shares (thousands)
Basic	109,021	68,672
Share options	539	191
Diluted	109,560	68,863

Earnings per share (dollars)
Basic	$27.03	$8.56
Diluted	$27.03	$8.56

Exhibit 99.2
21.Government assistance
Accounting policies
Government assistance received that relates to the construction of manufacturing assets is applied to reduce the cost of those assets. Government assistance received that relates to operational expenses is applied to reduce the amount charged to earnings for the operating item. Government assistance is recognized when there is reasonable assurance that the amount will be collected and that all the conditions will be complied with.
Supporting information
Government assistance of $5 million (2020 - $3 million) was recorded as a reduction to property, plant and equipment.
Government assistance of $8 million (2020 - $5 million) was recorded as a reduction to cost of products sold and $7 million (2020 - nil) to Other. The government assistance related primarily to research and development, apprenticeship tax credits, renewable heat incentives and a U.S. federal new market tax credit.
22.Financial instruments
Accounting policies
All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).
Supporting information
The following tables provide the carrying and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying amount is a reasonable approximation of fair value for cash and short-term investments, receivables, and payables and accrued liabilities. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

2021	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and short-term investments	2	$1,568	$—	$—	$1,568	$1,568
Receivables	3	508	—	—	508	508
		$2,076	$—	$—	$2,076	$2,076

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$848	$848	$848
Long-term debt (note 12)[1]	2	—	—	501	501	513
Interest rate swaps (note 11 & 12)[2]	2	—	1	—	1	1
		$—	$1	$1,349	$1,350	$1,362
1.The fair value of long-term debt is based on rates available to us at December 31, 2021 for long-term debt with similar terms and remaining maturities.
2.The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

Exhibit 99.2

2020 (currency remeasurement)	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and short-term investments	2	$461	$—	$—	$461	$461
Receivables	3	277	—	—	277	277
		$738	$—	$—	$738	$738

Financial liabilities
Payables and accrued liabilities[1]	3	$—	$2	$387	$389	$389
Long-term debt (note 12)[2]	2	—	—	509	509	524
Interest rate swaps (note 11 & 12)[3]	2	—	6	—	6	6
		$—	$8	$896	$904	$919
1.Payables and accrued liabilities include our equity derivative payable of $2 million
2.The fair value of long-term debt is based on rates available to us at December 31, 2020 for long-term debt with similar terms and remaining maturities.
3.The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

January 1, 2020 (currency remeasurement)	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and short-term investments	2	$12	$—	$—	$12	$12
Receivables[1]	3	197	2	—	199	199
		$209	$2	$—	$211	$211

Financial liabilities
Cheques issued in excess of funds on deposit	2	$—	$—	$12	$12	$12
Operating loans	2	—	—	290	290	290
Payables and accrued liabilities	3	—	—	305	305	305
Long-term debt (note 12)[2]	2	—	—	510	510	521
Interest rate swaps (note 11 & 12)[3]	2	—	2	—	2	2
		$—	$2	$1,117	$1,119	$1,130
1.Receivables include our equity derivative receivable of $2 million.
2.The fair value of long-term debt is based on rates available to us at January 1, 2020 for long-term debt with similar terms and remaining maturities.
3.The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.
Financial risk management
Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We are exposed to credit risk, liquidity risk and market risk. A description of these risks and policies for managing these risks are summarized below.
The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on market variable fluctuations cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.

Exhibit 99.2
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and short-term investments and accounts receivable from our customers. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and short-term investments with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:
•Establishing and monitoring customer credit limits;
•Performing ongoing evaluations of key customer financial conditions; and
•In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2021, approximately 35% of trade accounts receivable was covered by at least some of these additional measures. (December 31, 2020 - 24%, January 1, 2020 - 40%).
Given our credit monitoring activities, the low percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of the trade accounts receivable at December 31, 2021 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below:

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Trade accounts receivable
Current	$403	$220	$150
Past due 1 to 30 days	30	22	9
Past due 31 to 60 days	3	1	—
Past due over 60 days	5	1	—
Trade accounts receivable	$441	$244	$159
Insurance receivable	6	—	9
Government assistance	1	5	5
Sales taxes receivable	28	11	8
Other	32	17	18
Receivables	$508	$277	$199
Liquidity risk

Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and short-term investment balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.
The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

(at December 31, 2021, in $ millions)	Carrying value	Total	2022	2023	2024	2025	Thereafter
Long-term debt	$499	$501	$—	$—	$501	$—	$—
Interest on long-term debt[1]	—	52	19	19	14	—	—
Lease obligations	28	29	11	6	5	2	5
Payables and accrued liabilities	848	848	848	—	—	—	—
Total	$1,375	$1,430	$878	$25	$520	$2	$5
1.Assumes debt remains at December 31, 2021 levels and includes the impact of interest rate swaps terminating August 2024.

Exhibit 99.2
Market risk

Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. We aim to manage market risk acceptable parameters and may, from time to time, use derivatives to manage market risk. No energy related derivatives, lumber futures, or foreign exchange contracts were outstanding at December 31, 2021 or 2020.
Interest rates
Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.
As at December 31, 2021, we had the following floating rate financial instruments:

Financial instrument	Carrying value
Term loan	$199
Interest rate swap contracts	$1
We maintain a five-year term $200 million term loan due August 2024 where the interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.
We also have interest rate swap agreements terminating August 2024 to pay fixed interest rates and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These swap agreements fix the interest rate on the $200 million five-year term loan floating rate debt.
At December 31, 2021, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense.
We initially adopted Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (“The Phase 2 Amendments”) effective January 1, 2021. The Phase 2 Amendments provide practical relief from certain requirements in IFRS Standards relating to the modification of financial instruments, lease contracts, or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

At December 31, 2021, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to LIBOR or to an alternative benchmark interest rate.

The above financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We are working with the lenders associated with the term loan and the counterparties associated with the interest rate swap to assess the potential alternatives to the use of LIBOR. We will continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.
Currency risk

On February 1, 2021, West Fraser determined that as a result of the Norbord Acquisition, the functional currency of our Canadian operations had changed from CAD to USD.

We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and our Canadian newsprint operation, which has a Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.

Exhibit 99.2
The following table summarizes quantitative data about our exposure to currency risk:

		2021
Net Canadian dollar monetary asset (liability)	CAD millions	$(665)
Net investment in newsprint operations	CAD millions	46
Net investment in European operations	GBP millions	308
Net investment in European operations	EUR millions	45
A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) the earnings by approximately $3 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $6 million translation loss (gain) on operations with different functional currency included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.
23.Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the bottom of the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment-grade by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.

A strong balance sheet and liquidity profile are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintain a leading cost position; maintain financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and return capital to shareholders through dividends and share repurchases.

Two key measurements used to monitor our capital position is total debt to total capital and net debt to total capital, calculated as follows at December 31:

Exhibit 99.2

		Currency remeasurement	Currency remeasurement
	2021	2020	January 1, 2020
Debt
Operating loans, excluding deferred financing costs	$—	$—	$290
Current and long-term lease obligation	28	6	8
Long-term debt, excluding deferred financing costs	501	509	510
Interest rate swaps[1]	1	6	2
Open letters of credit[1]	65	50	47
Total debt	595	571	857
Shareholders’ equity	7,656	2,478	1,905
Total capital	8,251	3,049	2,762
Total debt to total capital	7%	19%	31%

Total debt	595	571	857
Cash and short-term investments	(1,568)	(461)	(12)
Open letters of credit[1]	(65)	(50)	(47)
Interest rate swaps[1]	(1)	(6)	(2)
Cheques issued in excess of funds on deposit	—	—	12
Net debt	$(1,039)	$54	$808
Shareholders’ equity	$7,656	$2,478	$1,905
Total capital, net of cash	6,617	2,532	2,713
Net debt to total capital	(16%)	2%	30%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.

24.Segment and geographical information

The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable, and earnings before tax has been identified as the measure of segment profit and loss.

Exhibit 99.2

January 1, 2021 to December 31, 2021	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Sales
To external customers	$4,804	$4,264	$727	$723	$—	$10,518
To other segments	106	9	—	—	(115)	—
	$4,910	$4,273	$727	$723	$(115)	$10,518
Cost of products sold	(2,241)	(1,521)	(541)	(457)	115	(4,645)
Freight and other distribution costs	(404)	(262)	(137)	(43)	—	(846)
Export duties, net	(146)	—	—	—	—	(146)
Amortization	(164)	(289)	(34)	(88)	(9)	(584)
Selling, general and administration	(146)	(76)	(34)	(22)	(34)	(312)
Equity-based compensation	—	—	—	—	(40)	(40)
Operating earnings	$1,809	$2,125	$(19)	$113	$(83)	$3,945
Finance expense, net	(17)	(3)	(5)	(1)	(19)	(45)
Other	2	(1)	2	—	(5)	(2)
Earnings before tax	$1,794	$2,121	$(22)	$112	$(107)	$3,898

Total assets	$3,557	$4,154	$448	$953	$1,321	$10,433
Total liabilities	$668	$552	$99	$223	$1,235	$2,777
Capital expenditures[1]	$146	$424	$35	$28	$2	$635
1.NA EWP capital expenditures includes $276 million relating to the asset acquisition of the idled OSB mill near Allendale, South Carolina.

January 1, 2020 to December 31, 2020 (currency remeasurement)	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total

Sales
To external customers	$3,258	$467	$648	$—	$—	$4,373
To other segments	98	7	—	—	(105)	—
	$3,356	$474	$648	$—	$(105)	$4,373
Cost of products sold	(1,871)	(303)	(490)	—	105	(2,559)
Freight and other distribution costs	(361)	(42)	(126)	—	—	(529)
Export duties, net	(57)	—	—	—	—	(57)
Amortization	(151)	(13)	(31)	—	(8)	(203)
Selling, general and administration	(128)	(22)	(33)	—	(2)	(185)
Equity-based compensation	—	—	—	—	(9)	(9)
Operating earnings	$788	$94	$(32)	$—	$(19)	$831
Finance expense, net	(17)	(4)	(6)	—	—	(27)
Other	(2)	5	(8)	—	(9)	(14)
Earnings before tax	$769	$95	$(46)	$—	$(28)	$790

Total assets	$3,138	$249	$432	$—	$359	$4,178
Total liabilities	$520	$45	$130	$—	$1,005	$1,700
Capital expenditures	$149	$10	$19	$—	$2	$180

Exhibit 99.2
The geographic distribution of non-current assets and external sales is as follows:

	Non-current assets			Sales by geographic area[1]
		Currency remeasurement	Currency remeasurement		Currency remeasurement
	2021	2020	January 1, 2020	2021	2020
Canada	$3,825	$1,654	$1,577	$1,682	$853
United States	2,838	1,188	1,134	7,286	2,860
China	—	—	—	465	467
Other Asia	—	—	—	341	174
Europe[2,3]	553	—	—	737	17
Other	—	—	—	7	2
	$7,216	$2,842	$2,711	$10,518	$4,373
1.Sales distribution is based on the location of product delivery.
2. 2021 non-current assets balance includes non-current assets located in the U.K. and Belgium.
3.Sales balances includes sales to the U.K.
25.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Accounting policy
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each period of investigation (“POI”). We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable or other liabilities as applicable, along with any adjustments to finalized rates.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the USDOC’s determination of duties payable. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below. Following year-end, the USDOC amended the CVD cash deposit rate for ministerial errors from 5.06% to 5.08%, effective January 10, 2022.

The USDOC finalized the CVD and ADD duty expense rates for the AR1 and AR2 POIs in 2020 and 2021 respectively, as summarized in the tables below. Finalization of administrative reviews relating to active POIs are expected approximately two years after the POI in question.

AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized in August 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.
On January 31, 2022, the USDOC released the preliminary results from AR3 POI covering the 2020 calendar year, which indicated a rate of 8.46% for CVD and 4.63% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR3 rates were to be confirmed, it would result in a U.S. dollar recovery of $43 million for the POI covered by AR3. This adjustment would be in addition to the amounts

Exhibit 99.2
already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 13.09%.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%	[3]
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%	[3]
January 1, 2018 - December 31, 2018	17.99%	7.57%	[3]
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 - December 1, 2021	7.57%	n/a	[7]
December 2, 2021 - December 31, 2021[8]	5.06%	n/a	[7]
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.
2.On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.On November 24, 2020, the USDOC revised our CVD Cash Deposit Rate effective December 1, 2020.
5.On May 20, 2021, the USDOC issued a preliminary CVD rate and, on November 24, 2021, a final CVD rate for the AR2 POI. Following year-end, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
6.The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.
7.The CVD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our CVD Cash Deposit Rate effective December 2, 2021. Following year-end, the USDOC amended the CVD cash deposit rate for ministerial errors from 5.06% to 5.08%, effective January 10, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%	[3]	1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%	[3]	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	[3]	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 - December 1, 2021	1.40%	n/a	[7]	6.80%
December 2, 2021 - December 31, 2021[8]	6.06%	n/a	[7]	6.80%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final ADD rate for the AR1 POI. This table only reflects the final rate.
4.On November 24, 2020, the USDOC revised our ADD Cash Deposit Rate effective November 30, 2020
5.On May 20, 2021, the USDOC issued a preliminary ADD rate and, on November 24, 2021, a final ADD rate for the AR2 POI. This table only reflects the final rate.
6.The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.
7.The ADD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our ADD Cash Deposit Rate effective December 2, 2021.

Exhibit 99.2
Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

		Currency remeasurement
($ millions)	2021	2020
Cash deposits paid[1]	$(132)	$(161)
Adjust to West Fraser Estimated ADD rate[2]	(69)	9
Effective duty expense for period[3]	(201)	(152)
Duty recovery attributable to AR1[4]	—	95
Duty recovery attributable to AR2[5]	55	—
Duty expense	(146)	(57)
Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	2	2
Interest income on the AR1 and AR2 duty deposits receivable	7	11
Interest income on duty deposits	$9	$13
1.Represents combined CVD and ADD cash deposit rate of 23.56% from January 1 to November 29, 2020, 19.39% on November 30, 2020, 8.97% from December 1, 2020 to December 1, 2021, and 11.12% from December 2 to December 31, 2021.
2.Represents adjustment to West Fraser Estimated ADD rate of 6.80% for 2021 and 3.40% for 2020.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from January 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, 14.37% for January 1 to December 1, 2021, and 11.86% for December 2 to December 31, 2021.
4.$95 million represents the duty recovery attributable to the finalization of AR1 duty rates for the 2017 and 2018 POI.
5.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.

As of December 31, 2021, export duties paid and payable on deposit with the USDOC were $662 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.
Export duty deposits receivable is represented by:

		Currency remeasurement
Export duty deposits receivable	2021	2020
Beginning of year	$178	$61
Export duties recognized as duty deposits receivable	55	104
Interest recognized on duty deposits receivable	9	13
End of year	$242	$178
For AR4, we have recorded a duty payable related to ADD for the difference between the Cash Deposit Rate and our West Fraser Estimated Rate of 6.80%.
Export duties payable is represented by:

Export duties payable	2021
Beginning of year	$—
Export duties payable related to AR4	(69)
End of year	$(69)

Exhibit 99.2
Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.